For Immediate Release

Media Relations Contact:    Vincent Power
Sears Canada Inc.
416-941-4422
vpower@sears.ca

Sears Canada Acknowledges Sears Holdings Report on Fourth Quarter Outlook

TORONTO, ON - Jan 7, 2013 - Sears Canada Inc. (TSX: SCC) acknowledges the release today by Sears Holdings Corporation (NASDAQ: SHLD) of its outlook for the fourth quarter of 2012. The release refers to financial information related to Sears Canada's projected fourth quarter, 2012 performance. The text of the Sears Holdings release, which includes financial information prepared under United States Generally Accepted Accounting Principles (U.S. GAAP) and presented in U.S. dollars, is set out below. Sears Canada expects to release its unaudited fourth quarter earnings, which will include financial information prepared under International Financial Reporting Standards (IFRS), on February 27, 2013.
This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns the Company's future financial performance, business strategy, plans, goals and objectives. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its cost reduction, productivity improvement and strategic initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term marketing and servicing alliance with JPMorgan Chase Bank, N.A.; general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; customer preference toward product offerings; changes in the Company's relationship with its suppliers; interest rate fluctuations and other changes in funding costs; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan; the outcome of pending legal proceedings; and changes in laws, rules and regulations applicable to the Company. While the Company believes that its forecasts and assumptions are reasonable, results or events predicted in this forward-looking information may differ materially from actual results or events.

The financial outlook set out below is preliminary and therefore subject to change. In addition, there can be no assurance that U.S. GAAP and IFRS will not differ, and such differences could be material. Accordingly, the outlook should be read with caution.

The following is the text of the Sears Holdings release:
NEWS MEDIA CONTACT:
Sears Holdings Public Relations
(847) 286-8371

FOR IMMEDIATE RELEASE:
January 7, 2013

SEARS HOLDINGS PROVIDES UPDATE

HOFFMAN ESTATES, IL - Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”) (Nasdaq: SHLD) today is providing an update on our quarter-to-date performance, financial position and progress against our strategic priorities as we continue our transformation to an integrated retailer.

Comparable store sales for the nine-week (“QTD”) and year-to-date (“YTD”) periods ended December 29, 2012 for its Sears Domestic and Kmart stores are as follows:

QTD           YTD
Sears Domestic    0.5%    -1.6%
Kmart    -3.8%    -3.7%
Total     -1.8%    -2.6%

Total domestic comparable store sales for the nine-week period declined 1.8% largely due to sales declines in the consumer electronics category at both Sears and Kmart. Excluding the consumer electronics category, total comparable stores sales decreased 0.2%, with Sears Domestic increasing 2.4% and Kmart decreasing 2.4%.

Sears Domestic generated a quarter-to-date comparable store sales increase despite the decline in consumer electronics. The improvement at Sears Domestic was driven by the apparel and appliance categories. The apparel category is on track for six consecutive quarters of comparable store sales increases. Kmart's quarter-to-date comparable store sales decline reflects a significant decline in consumer electronics, as well as declines in the pharmacy, grocery & household and drug categories. The decline in pharmacy reflects the conversion of brand name drugs to equivalent generic drugs.

Sears Domestic and Kmart online sales increased approximately 20% with the largest growth occurring in multi-channel transactions (buy online, pick-up in store and order in store, ship to home) which now make up approximately half of our online business.

We currently expect Adjusted EBITDA, which excludes certain significant items as set forth below, for the fourth quarter will be between $365 million and $465 million as compared to $351 million last year ($254 million domestically and $97 million in Sears Canada) which is computed as follows:

millions	Range

expected net loss attributable to Holdings' shareholders	$(280)	$(360)
plus domestic pension settlements and expense not included in Adjusted EBITDA	492	492
plus income statement line items not included in EBITDA consisting of noncontrolling interest income, income taxes, interest expense, interest and investment income, other income, depreciation expense and gain on sales of assets through January 6, 2013	153	333
Adjusted EBITDA	$365	$465

All of the improvement is expected in our domestic segments as we expect that Sears Canada fourth quarter Adjusted EBITDA will be approximately half of last year's amount. For the full year, Adjusted EBITDA is expected to be between $560 million and $660 million as compared to $277 million last year ($176 million domestically and $101 million in Sears Canada).

The EBITDA decline for Sears Canada was due primarily to a decline in electronics, as well as the impacts of unseasonably warm temperatures in most parts of Canada. Same store sales for the nine-week period ended December 29, 2012 were -5.8%.

“We expect to generate domestic EBITDA improvement for the fourth consecutive quarter, and have reduced net debt by $400 million as of December 29, 2012,” said Lou D'Ambrosio. “We have also made considerable progress on our strategic priorities of transforming the Company around Integrated Retail and our ShopYourWay membership program.”

We currently expect our reported net loss attributable to Holdings' shareholders for the quarter ending February 2, 2013 will be between $280 million and $360 million, or between $2.64 and $3.40 loss per diluted share. This includes an estimated non-cash charge of approximately $450 million related to pension settlements from our voluntary offer to term-vested employees and $42 million of pension expense. Adjusted for these items, net income is expected to be between $132 million and $212 million, or between $1.25 and $2.00 per diluted share. The range excludes the potential impact, if any, related to store closings and impairment charges and restructuring activities including severance. In the fourth quarter of the prior year, the Company reported a net loss attributable to Holdings' shareholders of $2.4 billion, or $22.63 loss per diluted share which included a non-cash impairment charge of $551 million, a non-cash charge of $1.7 billion relating to a valuation allowance against our deferred tax assets and other adjustments which can be found in our 8-K filed on February 23, 2012. Adjusted for these items, net income was $58 million, or $0.54 per diluted share.

For the full year ending February 2, 2013, the Company expects our reported net loss attributable to Holdings' shareholders will be between $721 million and $801 million, or between $6.80 and $7.56 loss per diluted share, which includes the estimated fourth quarter non-cash charge of approximately $492 million related to pension settlements and expense, as well as the year-to-date adjustments found in our 10-Q filed on November 16, 2012 and excludes the potential fourth quarter impact, if any, related to store closings and impairment charges and restructuring activities including severance. Adjusted for these items, net loss is expected to be between $123 million and $203 million, or between $1.16 and $1.92 loss per diluted share. For the full year ended January 28, 2012, the Company reported a net loss attributable to Holdings' shareholders of $3.1 billion, or $29.40 loss per diluted share which included a non-cash impairment charge of $551 million, a non-cash charge of $1.7 billion relating to a valuation allowance against our deferred tax assets and other adjustments which can be found in our 8-K filed on February 23, 2012. Adjusted for these items, net loss was $482 million, or $4.52 loss per diluted share.

As of December 29, 2012 we reduced our net debt by more than $400 million from the same period last year as debt declined from $2.6 billion to $2.4 billion and cash increased from $0.9 billion to $1.1 billion. There were no borrowings outstanding on our domestic and Canadian revolving credit facilities at the end of December, although we expect to end the fiscal year with about the same level of domestic revolver borrowings as last year, which was $838 million.

“During 2012, we believe that we demonstrated our financial flexibility by generating $1.8 billion of proceeds as part of our on-going asset re-configuration where we are redeploying our capital in support of our member-centric, integrated retail strategy. This strategy also has the benefit of relying less upon traditional real estate and inventory assets,” said Robert Schriesheim, Chief Financial Officer. Looking toward 2013, we expect to continue our asset re-configuration and to generate liquidity through the following actions:

•	As we previously announced, we expect to generate at least $500 million of additional liquidity over the next twelve months.

•
We currently expect to reduce 2013 peak domestic inventory by $500 million from the 2012 level of $8.6 billion at the end of the third quarter as a result of stores already or expected to be closed, initiatives underway to reduce slow-moving inventory and modest productivity improvement. This action is expected to generate $300 million of cash after consideration of related payables.

•	Further reduce our fixed cost base by another $200 million.

In addition, we will continue to carefully evaluate store performance going forward and act opportunistically to recognize value from poor performing stores as circumstances allow.

During the fourth quarter through January 6, 2013, we have not repurchased any of our common shares under our share repurchase program. We have remaining authorization to repurchase $504 million of common shares under the previously approved programs.

Fourth Quarter Earnings Release

The company currently plans to release financial results for its fiscal 2012 fourth quarter and full year on or about February 28, 2013, before the market opens.

Forward-Looking Statements

Results are preliminary and unaudited. This press release contains forward-looking statements about our expectations for the fourth quarter of fiscal 2012. Forward-looking statements contained in this press release also include statements about various initiatives to reduce expenses, adjust our asset base, generate cash and transform our business model and the impact of such initiatives. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: our ability to offer merchandise and services that our customers want, including our proprietary brand products; our ability to successfully implement various initiatives, including reducing expenses, successfully closing stores, improving inventory management and other capabilities; customer acceptance of our more member-centric, integrated retail model; competitive conditions in the retail and related services industries; worldwide economic conditions and business uncertainty, including the availability of consumer and commercial credit, changes in consumer confidence, tastes, preferences and spending, the impact of rising fuel prices, and changes in vendor relationships, including the impact of increases in the cost of raw materials experienced by certain of our vendors, vendors' lack of willingness to provide acceptable payment terms or otherwise restricting financing to purchase inventory or services; the impact of seasonal buying patterns, including seasonal fluctuations due to weather conditions, which are difficult to forecast with certainty; our dependence on sources outside the United States for significant amounts of our merchandise; our extensive reliance on computer systems to process transactions, summarize results and manage our business, which may be subject to disruptions or security breaches; our reliance on third parties to provide us with services in connection with the administration of certain aspects of our business; impairment charges for goodwill and intangible assets or fixed-asset impairment for long-lived assets ; our ability to attract, motivate and retain key executives and other associates; our ability to protect or preserve the image of our brands; the outcome of pending and/or future legal proceedings, including product liability claims and proceedings with respect to which the parties have reached a preliminary settlement; and the timing and amount of required pension plan funding and other risks, uncertainties and factors discussed in our most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. We intend the forward-looking statements to speak only as of the time made and do not undertake to update or revise them as more information becomes available.

About Sears Holdings Corporation
Sears Holdings Corporation is a leading integrated retailer with over 2,600 full-line and specialty retail stores in the United States and Canada and the home of SHOP YOUR WAY, a social shopping experience where members have the ability to earn points and receive benefits across a wide variety of physical and digital formats through ShopYourWay.com.  Sears Holdings is the leading home appliance retailer as well as a leader in tools, lawn and garden, fitness equipment and automotive repair and maintenance.  Key proprietary brands include Kenmore, Craftsman and DieHard, with a broad apparel offering, including such well-known labels as Lands' End, the Kardashian Kollection, Jaclyn Smith and Joe Boxer, as well as Sofia by Sofia Vergara and The Country Living Home Collection.   We are the nation's largest provider of home services, with more than 15 million service and installation calls made annually and have a long-established commitment to those who serve in the military through initiatives like the Heroes at Home program. We have been named the 2011 Mobile Retailer of the Year, Recipient of the 2012 ENERGY STAR® "Corporate Commitment Award" for Product Retailing and Energy Management and one of the Top 20 Best Places to Work for Recent Grads.  Sears Holdings Corporation operates through its subsidiaries, including Sears, Roebuck and Co. and Kmart Corporation.  For more information, visit Sears Holdings' website at www.searsholdings.com. Twitter: @searsholdings | |Facebook: http://www.facebook.com/SHCCareers

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This is the conclusion of the text of the Sears Holdings release.

Sears Canada is a multi-channel retailer with a network that includes 195 corporate stores, 269 hometown dealer stores, 8 home services showrooms, over 1,500 catalogue and online merchandise pick-up locations, 102 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.